EXHIBIT 99.1

News Release dated December 17, 2019, Petro-Canada announces completion of coast-to-coast network of EV fast chargers

News Release

FOR IMMEDIATE RELEASE

Petro-Canada announces completion of coast-to-coast network of EV fast chargers

Canada’s Electric HighwayTM includes more than 50 stations from Victoria, B.C. to Stewiacke, N.S.

Calgary, Alberta/Victoria, B.C. (Dec. 17, 2019) — Petro-Canada, a Suncor business, today announced the completion of its coast-to-coast network of electric vehicle (EV) fast chargers. With locations from Nova Scotia to British Columbia, EV drivers will now be able to travel across the country with access to a fast charge network.

“With more than 100,000 electric vehicles on the road in Canada and an average of 4,000 EVs added each month, we know that this is an important step in meeting the current and future driving needs of Canadians,” said Mark Little, president and chief executive officer, Suncor. “We want to be part of the total solution to meet energy demand and reduce the carbon footprint of the transportation system. Canada’s Electric HighwayTM is one of the ways we are able to support the total solution.”

From Victoria, B.C. to Stewiacke, N.S., EV drivers can now charge up at locations along the Trans-Canada highway. With more than 50 sites located in small towns and big cities from the Rockies to the Maritimes, each site features DC fast chargers with both CHAdeMO and CCS/SAE connectors, which support a broad selection of vehicles. The chargers can provide up to a 200 kilowatt charge — enough to provide an 80 per cent charge to most EVs in less than 30 minutes. The units are also capable of 350 kilowatt charging with future upgrades.

The landscape of fuelling is changing — consumers are looking for choices for low carbon fuel alternatives. Suncor and Petro-Canada will continue to work with governments at all levels to support the transition to a low carbon economy and to provide Canadians with choices for fuel. The completion of Canada’s Electric Highway is supported in part through $4.6 million in funding from the Government of Canada’s Electric Vehicle and Alternative Fuel Infrastructure Deployment Initiative.

“Zero emission vehicles are critical to our clean energy future and to combatting climate change. Our government is supporting initiatives like Petro-Canada’s coast-to-coast network of EV fast chargers; putting more electric vehicles on our roads, reducing pollution and creating stronger and more sustainable communities,” said the Honourable Seamus O’Regan, Canada’s Minister of Natural Resources.

The completion of the EV fast charging network is an exciting step forward in Petro-Canada’s services, expanding what it means to help Canadians get to what matters most to them.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Petro-Canada, a Suncor business, operates more than 1,500 retail stations and 300 Petro-Pass wholesale locations nationwide. Petro-Canada’s retail loyalty program, Petro-Points™, provides Canadians with the opportunity to earn and redeem rewards. Petro-Canada is proud to be a National Partner of the Canadian

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Olympic and Paralympic committees, supporting Canadian athletes, coaches and their families for more than 25 years. For more information, visit petro-canada.ca.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

For more information about Petro-Canada, visit our web site at petro-canada.ca, follow us on Facebook or PumpTalk

Media inquiries:

833-296-4570

media@suncor.com

CAPTION: Petro-Canada, a Suncor business, celebrated the opening of the most western electric vehicle fast-charger in its coast-to-coast network on December 17, 2019.

CAPTION: Watch remarks from Victoria, with comments from (in order of appearance):

•                  Patrick Ritchie, general manager, strategy, Downstream, Suncor

•                  Mark Little, president & CEO, Suncor

•                  Fred Haynes, Mayor of Saanich, BC

•                  Wilf Steimle, chair & president, EV Society

Watch here: https://www.facebook.com/petrocanada/videos/855182298258258/